Exhibit 2

Members of Group

Deer VII & Co. Ltd.
Deer VII & Co. L.P.
Bessemer Venture Partners VII L.P.
Bessemer Venture Partners VII Institutional L.P.
BVP VII Special Opportunity Fund L.P.